# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MFS High Yield Municipal Trust, CIK 0000809844
CUSIP: 59318E102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 Huntington Avenue, 24TH FLOOR, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 12/12/2025
Amends the filing with accession number 0001504304-23-000019
Filed by CIK 0001504304
Persons authorized to receive notices and communications: Phillip Goldstein, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey (NJ), 07663, 914 747-5262

## Reporting persons
- Bulldog Investors, LLP (CIK 0001504304): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 109,810; shared voting power 3,561,726; sole dispositive power 109,810; shared dispositive power 3,561,726; aggregate amount beneficially owned 3,671,536 (14.4% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 109,810; shared voting power 3,898,111; sole dispositive power 109,810; shared dispositive power 3,898,111; aggregate amount beneficially owned 4,007,921 (15.72% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,561,726; sole dispositive power 0; shared dispositive power 3,561,726; aggregate amount beneficially owned 3,561,726 (13.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MFS High Yield Municipal Trust
Address of issuer's principal executive offices: 111 Huntington Avenue, 24TH FLOOR, Boston, Massachusetts (MA), 02199
Comment: This Constitutes Amendment #9 to the schedule 13D filed July 17, 2023. Except as specifically set forth herein, the schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As per the N-CSRS filed on 7/28/25 there were 25,492,782 shares of common stock outstanding as of 5/31/25. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of December 12, 2025, Bulldog Investors, LLP is deemed to be the beneficial owner of 3,671,536 shares of CMU (representing 14.40% of CMU's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. As of December 12, 2025, Mr. Goldstein is deemed to be the beneficial owner of 4,007,921 shares of CMU (representing 15.72% of CMU's outstanding shares) and Mr. Dakos is deemed to be the beneficial owner of 3,561,726 shares of CMU (representing 13.97% of CMU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Bulldog Investors, LLP has sole power to dispose of and vote 109,810 shares. Bulldog Investors, LLP has shared power to dispose and vote 3,561,726 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CMU's shares) share this power with Bulldog Investors. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP.
Transactions in the class effected during the past sixty days:
Since the last filing on 11/14/25 the following shares of CMU were purchased.
Date Shares Price
12/12/2025 215,000 3.4782
12/11/2025 20,000 3.4797
12/9/2025 20,000 3.4800
12/8/2025 20,000 3.4895
12/5/2025 12,806 3.4900
12/3/2025 14,015 3.4760
12/2/2025 18,500 3.4890
12/1/2025 20,000 3.4899
11/25/2025 20,000 3.5083
11/24/2025 3,735 3.4900
Other persons with the right to receive dividends or sale proceeds: Clients of Bulldog Investors, LLP and the owners of accounts reflected herein are entitled to receive any dividends or sales proceeds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (12/15/2025)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein (12/15/2025)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos (12/15/2025)